Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (the “Company”)

155 108th Avenue NE, Suite 400

Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

August 31, 2021 and September 6, 2021

ITEM 3:	NEWS RELEASE

News releases announcing the material change referred to in this report were issued on August 31, 2021 and September 6, 2021 through ACCESSWIRE and copies were subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On August 31, 2021, the Company announced that its subsidiary, Trilogy International Partners LLC ("Trilogy LLC") has requested that holders of Trilogy LLC's Class C Units (“Class C Units”) consider exercising their contractual right to redeem such Class C Units.

On September 6, 2021, the Company announced that on September 3, 2021, it issued 22,075,585 common shares of the Company (“Common Shares”) to holders of Class C Units in Trilogy LLC, in connection with the holders’ redemption of such Class C Units.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On August 31, 2021, the Company announced that its subsidiary, Trilogy LLC has requested that holders of Trilogy LLC's Class C Units consider exercising their contractual right to redeem such Class C Units. Pursuant to the terms of the Trilogy LLC operating agreement, Class C Unit holders would receive one Company Common Share for each Trilogy LLC Class C Unit that they tender for redemption.

On September 6, 2021, the Company announced that on September 3, 2021, it issued 22,075,585 Common Shares to holders of Class C Units in Trilogy LLC, in connection with the holders’ redemption of such Class C Units. The Common Shares were issued on a one-for-one basis with the redemptions of Class C Units, except for fractional Class C Units, which were disregarded for purposes of the Common Shares issuance.

As a result of the issuance of Common Shares in connection with the redemption of Class C Units, a total of 82,118,827 Common Shares are now issued and outstanding. A total of 4,344,036 Class C Units remain outstanding.

If, as a result of additional Class C Unit redemptions that may occur in the future, the number of Class C Units outstanding falls below 1,966,475 Class C Units, Trilogy LLC will be required to redeem the remaining Class C Units outstanding for an equivalent number of Common Shares. The Trilogy LLC operating agreement states that any Trilogy LLC Class C Units outstanding on February 7, 2024, will be converted into Common Shares at that time.

SG Enterprises II, LLC ("SG"), an affiliate of John W. Stanton and Theresa E. Gillespie, directors of the Company, redeemed all of its 16,173,090 Class C Units on September 3, 2021, for an identical number of Common Shares. Together with its holdings of Common Shares prior to the redemption, SG now owns a total 16,908,563 Common Shares, representing 19.6% of both issued and outstanding Common Shares and Class C Units. SG redeemed the Class C Units in connection with Trilogy LLC’s previous announcement regarding Class C Unit redemptions. Depending on market conditions and other factors, SG may from time to time acquire additional securities of the Company or dispose of Company securities in the open market, or by private agreement or otherwise.

Bradley J. Horwitz, a director and the Chief Executive Officer of the Company, redeemed all of his 1,353,739 Class C Units on September 3, 2021, for an identical number of Common Shares. Together with his Common Share holdings prior to the redemption, Mr. Horwitz now owns a total 3,952,076 Common Shares, representing 4.6% of both issued and outstanding Common Shares and Class C Units.

Both SG and Mr. Horwitz have advised the Company that they currently have no intention to sell any of the Common Shares that they hold, including the Common Shares they received in connection with the redemption of their Class C Units.

The Common Shares were offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "Securities Act"). The initial issuance of the Common Shares to holders redeeming their Class C Units will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

However, pursuant to a registration statement filed by the Company on Form F-10, effective August 29, 2019 (the "Registration Statement"), Common Shares issued by the Company in connection with the redemption of Class C Units are freely tradeable in accordance with the Registration Statement. In light of the fact that the Registration Statement was set to expire on September 28, 2021, the Company has filed a new registration statement so that Common Shares issued in connection with both past and future redemptions of Class C Units will be freely tradeable.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated September 8, 2021.